

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2017

Via E-mail
Mitchell Sabshon
Chief Executive Officer and Chairman
InPoint Commercial Real Estate Income, Inc.
2901 Butterfield Road
Oak Brook, IL 60523

> **Re: InPoint Commercial Real Estate Income, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed June 12, 2017**
> **File No. 000-55782**

Dear Mr. Sabshon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1.   We note your response to our prior comment 2. We have referred your analysis to the Division of Investment Management, and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

2.   We note your response to our prior comment 3. We continue to believe that you should revise to provide disclosure relating to prior performance of your sponsor, including any material adverse business developments, or tell us why you believe such disclosure it is not material.

Investment Portfolio, page 2

3.   We note your response to comment 6 and that you owned only two securities as of May 2, 2017. We continue to believe disclosure of credit ratings would be relevant useful information. In future filings, we would expect that you would enhance your disclosure by providing credit ratings and changes to such ratings as you make further investment in building your portfolio.

The Sub-Advisor, page 4

4.   We note your response to our prior comment 8 in which you have revised your disclosure to indicate that the Advisor and Sub-Advisor have agreed to jointly perform certain services on your behalf, subject to the Advisor retaining ultimate responsibility for the performance of all matters entrusted to it under the Advisory Agreement. We reissue our prior comment in part. Please update your disclosure to clarify the services that your Advisor expects to perform with its own employees.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 66

5.   We note your response to our prior comment 19 in which you have revised your disclosure to state that you do not currently compete with any other programs advised by the sub-advisor or its affiliates although you may compete with such programs for these opportunities in the future. We further note your disclosure on page 66 that man y investment opportunities that are suitable for you may also be suitable for another program managed or advised by the sub-advisor or its affiliates. Please revise to clarify how you do not presently compete with such programs and disclose the number and size of programs currently advised by the sub-advisor or its affiliates with which you may compete with for investment opportunities in the future.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron, Staff Accountant, at 202-551-3439 or Wilson Lee, Staff Accountant, at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc: Rosemarie Thurston
        Alston & Bird LLP
        Via E-mail